SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008
____________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated December 5, 2008 regarding agreements for international Internet service entered between Telefónica de Argentina S.A. and Telefónica Data Argentina S.A.

Telefónica de Argentina S.A.

Buenos Aires, December 5th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01)

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

In such respect, please be informed that the Audit Committee yesterday approved the terms and conditions to provide Internet international connectivity service (hereinafter referred to as the “Service”) between the Company and Telefónica Data Argentina S.A, whereby the latter is the Service provider.  It is worth mentioning that the terms and conditions of this Agreement are subject to the approval by Telefónica de Argentina S.A. Board of Directors, which will proceed to consider them in its next meeting.

The Audit Committee’s report related to the abovementioned Agreement is made available to the shareholders at the main place of business located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, from 10:00 am to 12:00 pm and 03:00 pm to 06:00 pm (telephone number 5321-1834).  Said report states the transaction is carried out under market conditions.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	December 9, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel